UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. )*

Divine Skin Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

255405102

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 255405102		13G

1	NAMES OF REPORTING PERSONS

Leonid Smirnov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
Number of Shares Beneficially Owned By Each Reporting Person With
	5	SOLE VOTING POWER
14,403,181 shares

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
14,403,181 shares

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,403,181 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.66%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	(a)	Name of Issuer:	Divine Skin Inc.
	(b)	Address of Issuer’s Principal
		Executive Offices:	1680 Meridian Avenue, Suite 301
Miami, FL 33139

Item 2.	(a)	Name of Person Filing:	Leonid Smirnov
	(b)	Address of Principal Business
		Office, or, if none, Residence:	900 Biscayne Blvd.
Suite 5812
Miami FL 33132

	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Common Stock
	(e)	CUSIP Number:	255405102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

                       As of December 31, 2009, Mr. Smirnov owned 12,403,181 shares of the issuer’s common stock, and 2,000,000 shares of the issuer’s Series A Preferred Stock (which is convertible in to common stock on a 1 for 1 basis). The percentage shown below is based on 89,986,001 shares of the common stock outstanding as reported in the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 2, 2009.

(a)	Amount Beneficially Owned:	14,403,181
(b)	Percent of Class:	15.66%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	14,403,181
	(ii)	shared power to vote or to direct the vote:	14,403,181
	(iii)	sole power to dispose or to direct the disposition of:	14,403,181
	(iv)	shared power to dispose or to direct the disposition of:	14,403,181

Item 5.	Ownership of Five Percent or Less of a Class.

                       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.     ☐

Instruction:	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2012

/s/ Leonid Smirnov

Leonid Smirnov

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)